UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934

                                  Andover.Net, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   034318 10 5
                                 (CUSIP Number)

                                December 8, 1999
            (Date of Event Which Requires Filing of this Statement)


         Check the  following  box to designate  the rule pursuant to which this
Schedule is filed:

          ___  Rule 13d-1(b)
          ___  Rule 13d-1(c)
          _X_  Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 034318 10 5



1             Name of Reporting Persons.
              I.R.S. Identification Nos. of above persons (entities only)

              Walter M. Bird, III        ###-##-####

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (a) |_|
                (b) |X|

3             SEC Use Only


4             Citizenship or Place of Organization         USA

Number        5          Sole Voting Power
of Shares
Benefic-                 792,690
ially
owned
by Each
Reporting
Person
With
              6          Shared Voting Power

                         0

              7          Sole Dispositive Power

                         792,690

              8          Shared Dispositive Power

                         0

9             Aggregate Amount Beneficially Owned by Each Reporting Person

              792,690

10            Check if the Aggregate Amount in Row (9) Excludes Certain
              Shares (See Instructions)          |_|


11            Percent of Class Represented by Amount in Row 9

              5.3%

12            Type of Reporting Person (See Instructions)         IN

Item 1(a)         Name of Issuer:

                  Andover.Net, Inc.

Item 1(b) Address of Issuer's principal executive offices:

                  50 Nagog Park
                  Acton, MA  01720

Item 2(a)         Name of person filing:

                  Walter M. Bird, III

Item 2(b) Address of principal business office or, if none, residence:

                  c/o Claflin Capital
                  77 Franklin Street
                  Boston, MA   02110

Item 2(c)         Citizenship:

                  USA

Item 2(d)         Title of class of securities:

                  Common Stock, $0.01 par share

Item 2(e)         CUSIP Number:

                  034318 10 5

Item 3 If Statement filed pursuant to Rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


                  (a)      |_| Broker or dealer registered under section 15
                               of the Act (15 U.S.C. 78o).

                  (b)      |_| Bank as defined in section 3(a)(6) of the Act
                               (15 U.S.C. 78c).

                  (c)      |_| Insurance company as defined in section 3(a)(19)
                               of the Act (5 U.S.C. 78c).

                  (d)      |_| Investment company registered under section 8
                               of the Investment Company Act (15 U.S.C. 80a-8).

                  (e)      |_| An investment adviser in accordance with
                               section 240.13d-1(b)(1)(ii)(E);

                  (f)      |_| An employee Benefit Plan, Pension Fund or
                               Endowment Fund in accordance with Section
                               240.13d-1(b)(1)(ii)(F);

                  (g)      |_| A parent holding company or control person
                               in accordance with Section
                               240.13d-1(b)(1)(ii)(G);

                  (h)      |_| A savings associations as defined in Section 3(b)
                               of the Federal Deposit Insurance Act
                               (12 U.S.C. 1813);

                  (i)      |_| A church plan that is excluded from the
                               definition of an investment company under
                               section 3(c)(14) of the Investment Company
                               Act of 1940 (15 U.S.C. 80a-3);

                  (j)      |_| Group, in accordance with Section
                               240.13d-1(b)(1)(ii)(J);


Item 4            Ownership:

                  (a)      Amounts beneficially owned:    792,690


                  (b)      Percent of class:          5.3%


                  (c)      Number of shares as to which such person has:

                     (i)   Sole power to vote or to direct the vote:  792,690

                    (ii)   Shared power to vote or to direct the vote: 0

                   (iii) Sole power to dispose or to direct the disposition of: 792,690

                    (iv) Shared power to dispose or to direct the disposition of: 0

Item 5            Ownership of 5% or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6            Ownership of More than 5% on Behalf of Another Person.

                  Shares listed as beneficially owned by Mr. Bird include 461,009 shares held by Claflin Capital VI, L.P. of which Mr. Bird is one of the general partners and 331,681 shares held by Claflin Capital VII, L.P., of which Mr. Bird is one of the general partners. Mr. Bird disclaims beneficial ownership of these shares. Claflin Capital VI, L.P. and Claflin Capital VII, L.P. each have the right to receive divdiends and proceeds from the sale of each entity's respective securities.


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8            Identification and Classification
                  of Members of the Group:                 |_| EXHIBIT ATTACHED

                  Not applicable.

Item 9            Notice of Dissolution of Group:          |_| EXHIBIT ATTACHED

                  Not applicable.

Item 10           Certification:                           |_| EXHIBIT ATTACHED

                  Not applicable.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:     February 14, 2000                    /s/Walter M. Bird, III
                                                   Walter M. Bird, III